

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Thomas F. Shannon
Chief Executive Officer
Bowlero Corp.
7313 Bell Creek Road
Mechanicsville, VA 23111

   Re: Bowlero Corp.
     Post-Effective Amendment No. 1 to Form S-1
     Filed September 26, 2022
     File No. 333-262179

Dear Thomas F. Shannon:

  We have reviewed your post-effective amendment and have the following comment. In some our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1 Filed September 26, 2022

General

1. We note that this post-effective amendment was filed to add Exhibit No. 23.2, Consent of KPMG LLP. It does not appear that an exhibits-only post-effective amendment is permissible, as Securities Act Rule 472(b) requires that "[e]very amendment which relates to a prospectus shall include copies of the prospectus as amended." Please revise to include a complete prospectus that includes all of the disclosure required by Part I of Form S-1, updated to include current financial statements and to reflect the disclosure as of the date of the post-effective amendment. We further note that your Prospectus Supplement No. 6 filed on September 15, 2022 includes audited financial statements for the years ended July 3, 2022 and June 27, 2021, however, because the incorporation of your Form 10-K into the Form S-1 appears to act as a Section 10(a)(3) update, this information is

required to be included in a post-effective amendment pursuant to Item 512(a)(1) of Regulation S-K. Please advise. Refer to Securities Act Forms Compliance and Disclosure Interpretations 113.02 and 113.08.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services